UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2010

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 12, 2010, the Board of Directors of EXFO Inc., a Canadian corporation, authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market through the facilities of the TSX and NASDAQ Global Market. This report on Form 6-K sets forth the news release relating to EXFO share repurchase program disclosed on November 5, 2010. The press release indicates that the renewal of the normal course issuer bid will become effective on November 10, 2010 and end on November 9, 2011 or on an earlier date if EXFO repurchases the maximum number of shares permitted. EXFO shall repurchase up to 2,012,562 of its subordinate voting shares during this share repurchase program and EXFO is entitled to repurchase, on any trading day,  up to 25% of the average daily trading volume of its subordinate voting shares over the last six completed calendar months on both exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: November 5, 2010

EXFO Renews Normal Course Issuer Bid

QUEBEC CITY, CANADA, November 5, 2010—EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that its Board of Directors has authorized the renewal of its share repurchase program, by way of a normal course issuer bid (“NCIB”) on the open market, of up to 10% (2,012,562 subordinate voting shares) of the public float (20,125,629 subordinate voting shares) as defined by the Toronto Stock Exchange (“TSX”).

EXFO had 23,105,977 subordinate voting shares outstanding on November 1, 2010. As of the date of this notice, EXFO has repurchased in the course of the previous renewal of its NCIB a total of 3,600 shares, all of which were repurchased on the TSX at an average amount of C$3.95. The previous renewal of the NCIB has been effective since November 10, 2009 and will expire on November 9, 2010.

The TSX has accepted a notice filed by EXFO of its intention to renew its NCIB. EXFO may use cash, short-term investments and future cash flows from operations to fund the repurchase of shares. Repurchases under the bid will be made on the open market, through the facilities of the TSX and NASDAQ Global Market, at the prevailing market price. The timing of such repurchases, if any, will depend on price, market conditions and applicable regulatory requirements.

The NCIB will become effective on November 10, 2010 and end on November 9, 2011 or on an earlier date if EXFO repurchases the maximum number of shares permitted. The average daily trading volume (ADTV) of EXFO’s subordinate voting shares was 23,567 on the TSX and 17,893 on the NASDAQ over the last six completed calendar months. Accordingly, EXFO is entitled to purchase up to 25% of the ADTV on any trading day (being 5,891 subordinate voting shares on the TSX and 4,473 subordinate voting shares on the NASDAQ). The program does not require the Company to repurchase a minimum number of shares and it may be modified, suspended or terminated at any time without prior notice. All shares acquired by EXFO under the bid will be cancelled.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks — from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, and various optical technologies (accounting for an estimated 35% of the portable fiber-optic test market). EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

EXFO Brand Name
The corporate name of the company is EXFO Inc. The company requests that all media outlets and publications use the corporate name (“EXFO Inc.”) or abbreviated name (“EXFO”) in capital letters for branding purposes. EXFO would like to thank all parties in advance for their cooperation.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications industry; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com